

04001677

'ED STATES
:XCHANGE COMMISSION
ton, D.C. 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 4 0 6 7 2

FEB 2 7 2004

187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

USGM Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 East Market Street

(No. and Street)

Corning	NY	14830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Ullman (607) 936-3785

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoffman, Jr., Edward K.

(Name — if individual, state last, first, middle name)

114 Baldwin Street	Elmira	NY	14901
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___John G. Ullman_____, swear (or affirm) that, to th
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c
___USGM Securities, Inc._____, as c
___December 31, 2003_____, 19_____, are true and correct. I further swear (or affirm) that neither the compan
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____ 2/4/04
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con
  solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



USGM SECURITIES, INC.

FINANCIAL STATEMENTS
and
ADDITIONAL FINANCIAL STATEMENTS

December 31, 2003, and 2002

EDWARD K. HOFFMAN, JR.

CERTIFIED PUBLIC ACCOUNTANT

114 BALDWIN STREET

P.O BOX 404 • ELMIRA, NEW YORK 14902

607-734-7504

FAX 607-732-2836

INDEPENDENT AUDITOR'S REPORT

February 12, 2004

To the Board of Directors of
USGM Securities, Inc.:

I have audited the accompanying balance sheets of USGM Securities, Inc. as of December 31, 2003, and 2002, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USGM Securities, Inc. as of December 31, 2003, and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.
Balance Sheets

| | December 31 | |
	2003	**2002**
Assets		
Cash and equivalents (Note A)	$ 227,792	$ 228,033
Accounts receivable (Net of allowance for doubtful accounts of $0 in 2003 and 2002)	20,494	22,734
Marketable securities (Notes A & B)	1,753,389	1,553,371
Prepaid corporate taxes	14,423	36,856
Total Assets	$ 2,016,098	$ 1,840,994
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 8,267	$ 7,971
Total Liabilities	8,267	7,971
Stockholders' Equity:		
Common stock - par value $1.00; issued and outstanding 13,464 shares	13,464	13,464
Paid in capital	121,488	121,488
Retained earnings	1,668,939	1,570,008
Accumulated other comprehensive income		
Unrealized appreciation on investments	203,940	128,063
Total Stockholders' Equity	2,007,831	1,833,023
Total Liabilities and Stockholders' Equity	$ 2,016,098	$ 1,840,994

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.
Statements of Income and Comprehensive Income

	Year Ended December 31	
	2003	**2002**
Income		
Commissions	$ 106,570	$ 148,379
Interest and dividends	49,579	71,206
Realized gain/(loss) on sale of securities	21,143	(24,239)
Total Income	**177,292**	**195,346**
Expenses		
Commissions	40,173	56,391
Professional/registration and office	19,004	16,009
Total Expenses	**59,177**	**72,400**
Net income before taxes	118,115	122,946
Refund of prior year taxes	9,454	0
Provision for federal and NYS income taxes	(28,638)	(42,644)
Net Income	**98,931**	**80,302**
Other Comprehensive Income		
Unrealized appreciation/(depreciation) on investments	75,877	(62,654)
Comprehensive Income	**$ 174,808**	**$ 17,648**

The accompanying notes are an integral
part of these financial statements.

3 of 11

USGM SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Two Year Period Ended December 31, 2003

	Common Stock	Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
Balance - December 31, 2001	$ 13,464	$ 121,488	$ 1,489,706	$ 190,717	$ 1,815,375
Net income			80,302		80,302
Other Comprehensive Income:					
Unrealized (depreciation) on investments				(62,654)	(62,654)
Total Comprehensive Income					**17,648**
Balance - December 31, 2002	**13,464**	**121,488**	**1,570,008**	**128,063**	**1,833,023**
Net income			98,931		98,931
Other Comprehensive Income:					
Unrealized appreciation on investments				75,877	75,877
Total Comprehensive Income					**174,808**
Balance - December 31, 2003	$ **13,464**	$ **121,488**	$ **1,668,939**	$ **203,940**	$ **2,007,831**

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.
Statements of Cash Flows

	Year Ended December 31	
	2003	**2002**
Cash Flows from Operating Activities		
Net income	$ 98,931	$ 80,302
Adjustments to reconcile net income to cash provided by operating activities -		
Accounts receivable	2,240	12,655
Prepaid corporate taxes	22,433	5,243
Accounts payable	296	(6,021)
Net Cash Provided By Operating Activities	**123,900**	**92,179**
Cash Flows from Investing Activities		
(Purchases) of marketable securities	(965,672)	(540,970)
Sales of marketable securities	841,531	451,711
Net Cash (Used For) Investing Activities	**(124,141)**	**(89,259)**
Net increase/(decrease) in cash and equivalents	(241)	2,920
Cash and equivalents - beginning of year	228,033	225,113
Cash and Equivalents - End of Year	$ **227,792**	$ **228,033**
SUPPLEMENTAL INFORMATION		
Payments for corporate taxes	$ **6,205**	$ **40,925**

The accompanying notes are an integral
part of these financial statements.

USGM SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

Note A- Summary of Significant Accounting Policies
Nature of Operations
USGM Securities, Inc. ("The Company") provides brokerage services to clients across the country, primarily in affiliation with John G. Ullman & Associates, Inc. a registered investment manager. John G. Ullman & Associates, Inc. is the majority shareholder (76%) of the company.

Basis of Accounting
The Company employs the accrual basis of accounting, reporting income as earned and expenses as incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities less than three months when purchased to be cash equivalents. These include all cash and money market instruments.

Concentration of Credit Risk
At December 31, 2003, there was no concentration of credit risk of cash and cash equivalents in financial institutions.

Marketable Securities
Marketable securities are stated at current market value as reported on a national securities exchange at the close of business on the last day of the year. The net unrealized gains on securities is the net difference at the end of the year between the aggregate cost of marketable securities and their aggregate market value at the date, as compared to that difference at the beginning of the year. (See Note B)

Income Taxes
Provision for corporate taxes presented in these financial statements is the same as that reported for tax purposes. Deferred taxes are immaterial for presentation.

Note B – Marketable Securities

Investments are presented in the financial statements at fair market value and are summarized below:

	December 31, 2003		December 31, 2002	
	Original Cost	Fair Market Value	Original Cost	Fair Market Value
Bonds- Corporate	$ 549,618	$ 560,023	$ 967,330	$ 989,773
Stocks	321,693	486,717	194,183	273,898
Bonds - Municipal	344,786	345,056	174,344	175,203
Government	317,000	343,343	89,450	114,497
Limited Partnerships	16,352	18,250	0	0
	$ 1,549,449	$ 1,753,389	$ 1,425,307	$ 1,553,371

The estimated fair market value of these investments, are based upon quoted market prices for these investments.

Investment Return is summarized as follows:

	2003	2002
Interest and dividends	$ 49,579	$ 71,206
Realized gains/(losses)	21,143	(24,239)
Unrealized gains/(losses)	75,877	(62,654)
	$ 146,599	$ (15,687)

Note C – Related Party

As indicated in Note A, John G. Ullman & Associates, Inc. (JGUA) is the majority shareholder of the Company. Although there are no material intercompany transactions, JGUA does provide the Company with management and administrative support and services at no charge.

EDWARD K. HOFFMAN, JR.
CERTIFIED PUBLIC ACCOUNTANT
114 BALDWIN STREET
P.O BOX 404 • ELMIRA, NEW YORK 14902
607-734-7504
FAX 607-732-2836

February 12, 2004

INDEPENDENT AUDITOR'S REPORT ON
ADDITIONAL FINANCIAL INFORMATION

To the Board of Directors of
USGM Securities, Inc.:

My report on my audit of the basic financial statements of USGM Securities, Inc. for 2003 appears on page one. I conducted my audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and the reconciliation of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward K. Hoffman, Jr.
Certified Public Accountant

EKH/sjb

USGM SECURITIES, INC.
Computation of Net Capital

| | December 31 | |
	2003	**2002**
Total stockholders' equity	$ 2,007,831	$ 1,833,023
Less: Nonallowable assets	(14,423)	(36,856)
Haircuts on Securities:		
Debt securities	(24,384)	(35,367)
Other securities	(93,284)	(54,796)
	(132,091)	(127,019)
Net Capital	$ 1,875,740	$ 1,706,004

| | December 31 | |
	2003	**2002**
Net capital (per Form x-17A-5)	$ 1,871,595	$ 1,706,004
Audit adjustments:		
Corporation tax accrual	4,145	0
Net Capital Per Audit	$ 1,875,740	$ 1,706,004

USGM SECURITIES, INC.

AUDITOR'S CONCLUSIONS ON INTERNAL ACCOUNTING

I have examined the financial statements contained heretofore for the year then ended December 31, 2003, of USGM Securities, Inc. My opinion on these statements is on Page #1. As a part of my examination, I reviewed and tested the Company's system of internal accounting control to the extent I considered necessary under auditing standards generally accepted in the United States of America and to evaluate the system as required by Rule 17A-5 of the Securities and Exchange Commission. The purpose thereon is to determine procedures that are necessary for expressing an opinion on the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgments, carelessness, or other personal factors. Control procedures, whose effectiveness depends upon segregation of duties, can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements, further projection of any evaluation may become inadequate because of changes in conditions and that the degrees of compliance with the procedures may deteriorate.

I noted no significant internal control weaknesses which might have a material impact on the financial statements.